UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2021
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 29, 2021, Nomad Foods Europe Ltd. (“NFE”), a wholly owned subsidiary of Nomad Foods Limited (the “Company”), entered into a sale and purchase agreement (the “Agreement”) with Fortenova Grupa D.D. (the “Seller”), pursuant to which NFE agreed to acquire from the Seller the entire issued share capital of the Seller’s Frozen Food Business Group (“FFBG”) (the “Acquisition”). FFBG is a leading European frozen food portfolio operating in attractive markets new to the Company, including Croatia, Serbia and Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. In consideration for the Acquisition, NFE has agreed to pay approximately €615 million (the “Purchase Price”) on a debt-free, cash free basis, subject to a customary working capital adjustment. The Purchase Price is expected to be funded through cash on hand and debt.

The Agreement contains customary representations and warranties from NFE, the Company and the Seller as well as customary indemnification rights for transactions of this type, including with respect to breaches of representations, warranties or covenants and certain other specified matters. Certain of the indemnification obligations of each party are subject to deductible amounts and caps and other limitations on liability.

The Acquisition is expected to close during the third quarter of 2021, subject to approval of the depositary receipt holders of the ultimate parent undertaking of the Seller and the satisfactions of certain other customary closing conditions. In connection with the Acquisition, the majority of the depositary receipt holders of the ultimate parent undertaking of the Seller have agreed to vote any depositary receipts of the ultimate parent undertaking held by them on the relevant record date in favor of the transaction.

A copy of the press release announcing the Acquisition is furnished herewith as Exhibits 99.1.

The information contained in this Report on Form 6-K (other than Exhibit 99.1) is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044) and (iii) Form F-3 filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: March 29, 2021

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on March 29, 2021 relating to the Acquisition.